CREDIT ONE FINANCIAL, INC
                  505 E New York Ave., Suite 8
                        DeLand, FL 32724
 386-943-8446 * Fax 386-736-1061 * Email jbashaw@bellsouth.net

March 24, 2006

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:  Credit One Financial, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2005
     Form 10-QSB for 2005
     Form 10-KSB/A for Fiscal Year Ended December 31, 2004
     File No. 000-50320

Dear Mr. Cline:

This letter is in response to your comment letter dated March 9, 2006 concerning the above referenced filings for Credit One
Financial, Inc. The titles and paragraph numbers correspond to the comments in your letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005, Filed
February, 28, 2006

General

1. We have amended our 2005 10-KSB to include the restatement of the 2004 financial statements with all the disclosures necessary under APB 20.

2. We have amended our 2004 balance sheet in our amendment to the 2005 10-KSB to reflect a balance sheet which has assets equal to the sum of liabilities and stockholders' equity.

3. The weighted average number of shares outstanding utilized for purposes of calculating EPS has changed from the original 2004 10-KSB/A filed on March 30, 2005 because the original 2004 10-KSB/A did not disclose weighted average shares outstanding. We have disclosed the cause for the change in the 2005 10-KSB.

Statement of Changes in Stockholders' Equity

4. We have reformatted our Statement of Changes in Stockholders' Equity in order for the information to be useful to investors.

Statements of Cash Flows

5. We have changed the description of the line item "Change in Loans to Shareholder" with an amount of $19,108 in 2005 to "Cash Loans from Stockholders." The revised line item description appropriately describes the transaction and is appropriately classified as a financing activity as the stockholders contributed money to the Company.

Note 1: Summary of Significant Accounting Policies
Revenue Recognition

6. The accounting policy revenue recognition footnote has been revised to reflect the impact of SOP 03-3. Specifically, the Company will recognize revenue from purchased nonperforming receivables in accordance with AICPA Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. Under this SOP, purchased nonperforming receivables will initially be recorded at their purchase price. The difference between cash flows expected at the time the nonperforming receivables are acquired and their purchase price will be recognized as income over the life of the receivables. Future expected increases in cash flows will be recognized as interest income over the life of the receivables and expected reductions in cash flows will be recognized as asset impairments.

2005 Forms 10-QSB

7. We have amended our 2005 10-QSB to include all the disclosures necessary under APB 20.

We anticipate that we will file the amended filings with the next
10 business days.

In connection with our responses to your comments, the Company acknowledges that:

-the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your concurrence with our plan to amend our previous filings including the proposed time-line to file the amendments.

Please call me if you have any questions.

Sincerely,


James H. Bashaw
President